Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 26 February 2019 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 25 February 2019. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Jack Truong (USA) Company number : 485719 ARBN: 097 829 895

Commonwealth Bank of Australia ACN 123 123 124 GPO Box 2719 Telephone (02) 9118 7110 Sydney NSW 1155 Facsimile (02) 9118 7192 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 25th February 2019 Dear Sir/Madam, Re: Disclosure of Holding above 7% Threshold. Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries: ASB Group Investments Limited, Avanteos Investments Limited, Colonial First State Asset Management (Australia) Limited, Colonial First State Investments Limited, Commonwealth Bank Officers Superannuation Corporation Pty Limited and Realindex Investments Pty Limited have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 7.028% ordinary share capital, as at 21st February 2019. This is based upon a total of 31,083,296 shares held and a total of 442,263,913 voting rights on issue. A previous announcement of 6.770% interest in relevant share capital was disclosed on the 7th February 2019 for value date 5th February 2019.

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The holdings dissection between entities within CBA before notification obligation on 20th February 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
ASB Group Investments Limited	Citibank N A Hong Kong	629,896	0.142%
Avanteos Investments Limited	Avanteos Investments Limited	853,561	0.193%
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	9,006,018	2.036%
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	6,571,222	1.486%
Colonial First State Asset Management (Australia) Limited	Avanteos Investments Limited	5,309	0.001%
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	166,542	0.038%
Colonial First State Investments Limited	Northern Trust Company	1,180,247	0.267%
Colonial First State Investments Limited	Citibank N A Hong Kong	4,565,681	1.032%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	4,277,451	0.967%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	93,576	0.021%
Colonial First State Investments Limited	Goldman Sachs (Asia) L.L.C	20,557	0.005%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	933,058	0.211%
Realindex Investments Pty Limited	Citibank N A Hong Kong	1,092,514	0.247%
Realindex Investments Pty Limited	Citicorp Nominees Pty Limited (Australia)	1,151,570	0.260%
Realindex Investments Pty Limited	JP Morgan Chase Bank NA	72,466	0.016%
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	13,831	0.003%
Realindex Investments Pty Limited	HSBC Bank Australia Limited	213,842	0.048%
	Total	**30,847,341**	**6.975%**

The holdings dissection between entities within CBA after notification obligation on 21st February 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
ASB Group Investments Limited	Citibank N A Hong Kong	629,896	0.142%
Avanteos Investments Limited	Avanteos Investments Limited	853,406	0.193%
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	9,006,018	2.036%
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	6,677,232	1.510%
Colonial First State Asset Management (Australia) Limited	Avanteos Investments Limited	5,309	0.001%
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	192,549	0.044%
Colonial First State Investments Limited	Northern Trust Company	1,180,247	0.267%
Colonial First State Investments Limited	Citibank N A Hong Kong	4,695,138	1.062%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	4,269,958	0.965%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	93,576	0.021%
Colonial First State Investments Limited	Goldman Sachs (Asia) L.L.C	20,557	0.005%

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Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	913,918	0.207%
Realindex Investments Pty Limited	Citibank N A Hong Kong	1,092,514	0.247%
Realindex Investments Pty Limited	Citicorp Nominees Pty Limited (Australia)	1,152,839	0.261%
Realindex Investments Pty Limited	JP Morgan Chase Bank NA	72,466	0.016%
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	13,831	0.003%
Realindex Investments Pty Limited	HSBC Bank Australia Limited	213,842	0.048%
	Total	**31,083,296**	**7.028%**

Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Thursday, 21 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	8	141.20
Thursday, 21 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	104	1,835.60
Thursday, 21 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	277	4,927.83
Thursday, 21 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Purchase	277	4,927.83
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	5,285	94,203.54
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	12,778	225,276.14
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	1,269	22,613.58
Thursday, 21 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Purchase	80,207	1,411,643.20
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Sale	19,140	341,560.96
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	18,704	331,915.57
Thursday, 21 February 2019	Nomura Bank (Luxembourg) S.A.	Chess Depository Receipts	Purchase	26,007	462,310.83
Thursday, 21 February 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	43	758.95
Thursday, 21 February 2019	Citibank N A Hong Kong	Chess Depository Receipts	Purchase	49,250	879,112.50
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	5,303	94,105.45
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	20,661	366,643.91
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	5,332	94,620.07
Thursday, 21 February 2019	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	56,010	995,656.16

Thank you for your attention in this matter.

Yours Faithfully

Anitha Subramanian
Head of Accounting and Reporting Operations
Commonwealth Bank of Australia